UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

27 March 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Annie's, Inc.

File No. 333-178270 -- CF# 27847

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Annie's, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 1, 2011, as amended.

Based on representations by Annie's, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through September 1, 2017
Exhibit 10.14	through December 31, 2013
Exhibit 10.16	through January 5, 2014
Exhibit 10.17	through January 5, 2014
Exhibit 10.18	through June 30, 2013
Exhibit 10.19	through June 30, 2013
Exhibit 10.20	through November 1, 2018
Exhibit 10.21	through January 5, 2014
Exhibit 10.27	through July 1, 2015
Exhibit 10.33	through January 9, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel